EXHIBIT 99.2

PROFOUND MEDICAL CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2019 PRESENTED IN CANADIAN DOLLARS

Profound Medical Corp. Interim Condensed Consolidated Balance Sheets (Unaudited) September 30, December 31, 2019 2018 $ $ Assets Current assets Cash 27 , 227 , 2 99 30 , 687 , 1 83 Trade and other receivables (note 3) 1,474 , 6 3 6 2 , 686 , 1 1 2 Investment tax credits receivable 240 , 0 0 0 480 , 0 0 0 Inventory (note 4) 3 , 650 , 6 0 9 3 , 631 , 6 2 3 Prepaid expenses and deposits 414 , 6 1 3 434 , 8 7 1 Total current assets 33,007, 1 57 37,919, 7 89 Property and equipment (note 5) 78 4, 7 66 1 , 207 , 3 57 Intangible assets (note 6) 3 , 417 , 2 3 2 4 , 013 , 5 61 Right - of - use assets (notes 2 and 7) 2 , 297 , 0 8 8 - Goodwill 3 , 409 , 1 6 5 3 , 409 , 1 6 5 Total assets 42,915, 4 08 46,549, 8 72 Liabilities Current liabilities Accounts payable and accrued liabilities 2 , 735 , 9 8 4 3 , 912 , 3 5 0 Deferred revenue 606 , 2 1 8 312 ,5 5 8 Long - term debt (note 9) 4 , 613 , 9 3 1 1 , 339 , 5 83 Provisions (note 8) 11 5,7 7 6 1 , 352 , 0 1 7 Other liabilities (notes 9 and 10) 651 , 1 7 0 567 , 2 9 6 Derivative financial instrument (note 9) 223 , 0 8 4 98 , 203 Lease liabilities (notes 2 and 11) 216 , 9 8 4 - Income taxes payable - 297 , 3 5 3 Total current liabilities 9,163,1 4 7 7,879,3 6 0 Long - term debt (note 9) 7, 539 , 6 9 0 10 , 615 , 6 62 Deferred revenue 4 34 , 6 1 3 379 , 0 44 Provisions (note 8) 26 , 894 49 , 319 Other liabilities (notes 9 and 10) 233 , 0 1 0 1 , 000 , 1 5 3 Lease liabilities (notes 2 and 11) 2 , 218 , 9 8 0 - Total liabilities 19,616, 3 34 19,923, 5 38 Shareholders’ Equity Share capital (note 12) 130,3 9 5,091 120,9 3 2,404 Contributed surplus 18,954, 0 77 16,756, 2 94 Accumulated other comprehensive loss ( 136, 1 2 8 ) ( 28,7 0 3) Deficit ( 125, 9 13,9 6 6 ) ( 111, 0 33,6 6 1 ) Total Shareholders’ Equity 23,299, 0 74 26,626, 3 34 Total Liabilities and Shareholders’ Equity 42,915, 4 08 46,549, 8 72 The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Unaudited) T h r ee T h r ee Nin e Nine mo n ths mo n ths mo n ths mo n ths ended ended ended ended Sept e mb e r Sept e mb e r Sept e mb e r Sept e mb e r 30 , 30 , 30 , 30, 2019 2018 2019 2018 $ $ $ $ Revenue Products 528,5 7 8 249,548 2,342,199 792,973 Services 153,6 4 6 54,116 389,922 100,369 682,2 2 4 303,664 2,732,121 893,342 Cost of sales (note 14) 395,0 0 1 240,686 1,172,423 598,020 Gross profit 287,2 2 3 62,978 1,559,698 295,322 Operating Expenses (note 14) Research and development  net of investment tax credits of $nil (2018 – $180,000) 3,424,5 8 5 2,577,385 9,288,686 7,442,075 General and administrative 2 ,054,0 9 9 1,765,540 5,154,535 5,305,273 Selling and distribution – net of revenue share obligation reversal (note 8) 873,7 6 1 896,052 1,499,285 2,956,179 Total operating expenses 6,352,4 4 5 5,238,977 15,942,506 15,703,527 Operating Loss 6,065,2 2 2 5,175,999 14,382,808 15,408,205 Other income and expense Finance costs (note 15) 269,6 1 3 81,468 921,518 715,037 Finance income ( 104, 6 3 1 ) ( 155, 2 0 1 ) ( 357, 3 0 2 ) ( 312, 3 6 2 ) 164,9 8 2 ( 73,7 3 3) 564,216 402,675 Loss before income taxes 6,230,2 0 4 5,102,266 14,947,024 15,810,880 Income taxes 39,700 32,700 93,700 93,300 Net loss for the period 6,269,9 0 4 5,134,966 15,040,724 15,904,180 Other comprehensive loss Item that may be reclassified to profit or loss Foreign currency translation adjustment - net of tax of nil ( 49,1 9 3) 28,176 ( 107, 4 2 5 ) 13,481 Net loss and comprehensive loss for the period 6,220,7 1 1 5,163,142 14,933,299 15,917,661 Loss per share (note 16) Basic and diluted net loss per share 0.57 0.48 1.39 1.63 The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) The accompanying notes are an integral part of these interim condensed consolidated financial statements. N u mber of shares Shar e Co n t ributed capital surplus $ $ Accumulated other compreh e n s ive incom e (loss ) Defic i t $ $ T o tal $ Balance – January 1, 2018 73,117, 3 77 98,365, 7 70 6,103,9 7 0 ( 57,9 2 9) ( 90,2 7 0,672 ) 14,141, 1 39 Net loss for the period - - - - ( 15,9 0 4,180 ) ( 15,9 0 4,180 ) Cumulative translation adjustment – net of tax of nil - - - ( 13,4 8 1) - ( 13,4 8 1) Exercise of share options 437,5 6 2 306,8 8 2 ( 201, 6 2 6 ) - - 105,2 5 6 Share - based compensation (note 13) - - 753,5 4 9 - - 753,5 4 9 Issuance of units on bought deal financing (note 12) 34,500, 0 00 22,259, 7 52 9,767,7 5 0 - - 32,027, 5 02 Balance – September 30, 2018 108,0 5 4,939 120,9 3 2,404 16,423, 6 43 ( 71,4 1 0) ( 106, 1 74,8 5 2 ) 31,109, 7 85 Balance – January 1, 2019 108,0 5 4,939 120,9 3 2,404 16,756, 2 94 ( 28,7 0 3) ( 111, 0 33,6 6 1 ) 26,626, 3 34 Change in accounting policy for IFRS 16 (note 2) - - - - 160,4 1 9 160,4 1 9 Restated balance – January 1, 2019 108,0 5 4,939 120,9 3 2,404 16,756, 2 94 ( 28,7 0 3) ( 110, 8 73,2 4 2 ) 26,786, 7 53 Net loss for the period - - - - ( 15,0 4 0,724 ) ( 15,0 4 0,724 ) Cumulative translation adjustment – net of tax of nil - - - ( 107, 4 2 5 ) - ( 107, 4 2 5 ) Exercise of share options 18,000 10,080 ( 4,68 1 ) - - 5,399 Issuance of units from offering (note 12) 10,454, 5 46 9,452,6 0 7 1,151,8 8 1 - - 10,604, 4 88 Share - based compensation (note 13) - - 1,050,5 8 3 - - 1,050,5 8 3 Balance – September 30, 2019 118,5 2 7,485 130,3 9 5,091 18,954, 0 77 ( 136, 1 2 8 ) ( 125, 9 13,9 6 6 ) ( 23,2 9 9,074 )

Profound Medical Corp. Interim Condensed Consolidated Statements of Cash Flows (Unaudited) The accompanying notes are an integral part of these interim condensed consolidated financial statements . Nine months Nine months ended ended September 30, September 30, 2019 2018 $ $ Operating activities Net loss for the period ( 15,0 4 0,724 ) ( 15,9 0 4,180 ) Adjustments to reconcile net loss to net cash flows from operating activities: Depreciation of property and equipment (note 5) 365,6 0 4 416,0 7 1 Amortization of intangible assets (note 6) 846,3 2 9 846,3 2 8 Depreciation of right - of - use assets (note 7) 305,3 8 9 - Share - based compensation (note 13) 1,050,5 8 3 753,5 4 9 Interest and accretion expense (note 15) 1,028,6 8 0 770,7 1 4 Change in deferred rent - 26,718 Deferred revenue 349,2 2 9 283,4 9 9 Change in fair value of derivative financial instrument (note 9) 124,8 8 1 ( 71,2 7 0) Change in fair value of contingent consideration (note 10) ( 371, 5 6 1 ) ( 106, 9 7 6 ) Changes in non - cash working capital balances Investment tax credits receivable 240,0 0 0 ( 180, 0 0 0 ) Trade and other receivables 1,211,4 7 6 3,109,8 8 3 Prepaid expenses and deposits ( 189, 7 4 2 ) 45,051 Inventory ( 18,9 8 6) ( 1,850, 7 3 8 ) Accounts payable and accrued liabilities ( 1,223, 6 2 5 ) ( 2,328, 7 4 6 ) Provisions ( 1,209, 3 4 7 ) 172,6 7 5 Income taxes payable ( 297, 3 5 3 ) 93,145 Net cash flow used in operating activities (12,8 2 9,16 7 ) (13,9 2 4,27 7 ) Investing activities Purchase of intangible assets (250, 0 0 0 ) - Total cash used in investing activities (250, 0 0 0 ) - Financing activities Issuance of common shares 11,500, 0 01 34,500, 0 00 Transaction costs paid ( 895, 5 1 3 ) ( 2,472, 4 9 8 ) Proceeds from bank loan - 12,500, 0 00 Bank loan costs paid - ( 714, 1 3 4 ) Payment of other liabilities ( 16,2 0 3) ( 165, 4 5 6 ) Payment of long - term debt and interest ( 735, 7 1 7 ) ( 5,719, 8 4 5 ) Proceeds from share options exercised 5,399 105,2 5 6 Payment of lease liabilities ( 238, 6 8 4 ) - Total cash from financing activities 9,619,2 8 3 38,033, 3 23 Net change in cash during the period ( 3,459, 8 8 4 ) 24,109, 0 46 Cash – Beginning of period 30,687, 1 83 11,103, 2 23 Cash – End of period 27,227, 2 99 35,212, 2 69

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 1 Description of business Profound Medical Corp . (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16 , 2014 . The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids and nerves for palliative pain relief for patients with metastatic bone disease . The Company’s registered address is 2400 Skymark Avenue, Unit 6 , Mississauga, Ontario, L 4 W 5 K 5 . (1) 2 Summary of significant accounting policies and basis of preparation Basis of preparation These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standard (IAS) 34 , Interim Financial Reporting . These interim condensed consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31 , 2018 , which were prepared in accordance with IFRS . These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 7 , 2019 . The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention . The accounting policies adopted are consistent with those of the previous financial year except as noted below . A new standard became applicable for the current reporting period and the Company had to change its accounting policies as a result . The impact of the adoption of this standard and the new accounting policy is disclosed below .  IFRS 16, Leases (IFRS 16) IFRS 16 sets out the principles for the recognition, measurement and disclosure of leases . IFRS 16 provides revised guidance on identifying a lease and for separating lease and non - lease components of a contract . IFRS 16 introduces a single accounting model for all lessees, thereby removing the distinction between operating and finance leases . IFRS 16 requires a lessee to recognize an asset (right - to - use the leased item) and a financial liability to pay rentals on the interim condensed consolidated balance sheets with terms of more than 12 months, unless the underlying asset is of low value . The standard permits either a full retrospective or a modified retrospective approach for the adoption . IFRS 16 was effective for annual periods beginning on or after January 1 , 2019 .

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 The Company has adopted IFRS 16 retrospectively from January 1 , 2019 , but has not restated comparative information, as permitted under the specific transitional provisions in the standard in accordance with the modified retrospective approach for adoption . The reclassifications and the adjustments arising from the new leasing standard are therefore recognized in the opening interim condensed consolidated balance sheet on January 1 , 2019 . Adjustments recognized on adoption of IFRS 16 On adoption of IFRS 16 , the Company recognized lease liabilities in relation to leases, which had previously been classified as operating leases under the principles of IAS 17 , Leases (IAS 17 ) . These liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1 , 2019 . The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1 , 2019 was 4% . (2) $ Operating lease commitments as at December 31, 2018 3,313,2 9 2 Asset retirement obligation 111,1 0 0 Discounted using the Company’s average incremental borrowing rate of 4.0% (836, 6 6 5 ) Lease liabilities recognized as at January 1, 2019 2,587,7 2 7 The change in accounting policy affected the following items in the interim condensed consolidated balance sheet on January 1, 2019: Increase (dec r ea s e) $ Right - of - use assets 2,616,7 7 3 Lease liabilities 2,587,7 2 7 Prepaid expenses and deposits (210, 0 0 0 ) Provisions (49,3 1 9) Other liabilities (292, 0 5 4 ) Deficit 160,4 1 9 Practical expedients applied The Company has elected to apply the practical expedient not to recognize right - of - use assets and lease liabilities for short - term leases that have a lease term of 12 months or less and leases of low value assets . The lease payments associated with these leases are recognized as an expense on a straight - line basis over the lease term . The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application . Instead, for contracts entered into before the transition date, the Company has relied on its assessment made applying IAS 17 and IFRIC 4 , Determining whether an Arrangement contains a Lease .

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 Accounting policy At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration . The Company recognizes a right - of - use asset and a lease liability at the lease commencement date . The right - of - use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received . The assets are depreciated to the earlier of the end of the useful life of the right - of - use asset or the lease term using the straight - line method as this most closely reflects the expected pattern of consumption of the future economic benefits . The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option . Lease terms range from four to ten years for offices . In addition, the right - of - use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability . The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate . The lease liability is measured at amortized cost using the effective interest method . It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option . When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right - of - use asset, or is recorded in profit or loss if the carrying amount of the right - of - use asset has been reduced to zero . (3)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 3 Trade and other receivables The trade and other receivables balance comprises the following: (4) September 30, December 31, 2019 2018 $ $ Trade receivables 898,9 8 1 1,791,6 8 8 Interest receivable 32,538 55,730 Indirect tax receivables 528,1 3 1 565,8 3 2 Other receivables 14,986 272,8 6 2 Total trade and other receivables 1,474,6 3 6 2,686,1 1 2 Amounts past due represent trade receivables past due based on the customer’s contractual terms . The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9 , which permits the use of the lifetime expected loss provision for all trade receivables . At September 30 , 2019 and December 31 , 2018 , there were no trade receivables that are past due . 4 Inventory September 30, December 31, 2019 2018 $ $ Finished goods 2,072,1 6 3 2,305,7 4 6 Raw materials 1,612,4 5 4 1,383,5 7 2 Inventory provision ( 34,0 0 8) ( 57,6 9 5) Total inventory 3,650,6 0 9 3,631,6 2 3 During the three and nine months ended September 30 , 2019 , $ 377 , 997 and $ 1 , 104 , 399 (three and nine months ended September 30 , 2018 , $ 291 , 252 and $ 621 , 948 , respectively) of inventory was recognized in cost of sales . The Company decreased its inventory provision by $ 5 , 845 and $ 23 , 687 during the three and nine months ended September 30 , 2019 (three and nine months ended September 30 , 2018 – decrease of $ 26 , 551 and $ 13 , 998 ) . There were no other inventory writedowns charged to cost of sales during the period ended September 30 , 2019 .

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 5 Property and equipment Property and equipment consist of the following: (5) Re s ea r ch a nd Furni t ure ma nuf ac t - a nd uring fitting s e quipm e nt $ $ Leasehold improv e - Comput e r ment s e quipm e nt $ $ Computer s o ftwar e Tot a l $ $ At January 1, 2019 Cost 235,169 1,386, 6 9 2 718, 742 212, 5 4 1 176,462 2,729, 6 0 6 Accumulated depreciation (138, 6 04) (815, 4 50) (182, 2 35) (209, 4 98) (176, 4 62) (1,522, 2 49) Net book value 96,5 65 571, 2 4 2 536, 5 0 7 3,043 - 1,207, 3 5 7 Nine months ended September 30, 2019 Opening net book value 96,5 65 571, 2 4 2 536, 5 0 7 3,043 - 1,207, 3 5 7 Foreign exchange - (56,9 8 7) - - - (56,9 8 7) Depreciation ( 28,7 3 9 ) ( 281, 8 60 ) ( 51,9 6 2 ) (3,043) - ( 365, 6 04 ) Closing net book value 67,8 26 232, 3 9 5 484, 5 4 5 - - 784, 7 6 6 At September 30, 2019 Cost 235,169 1,386, 6 9 2 718, 7 4 2 212, 5 4 1 176,462 2,729, 6 0 6 Accumulated depreciation ( 167, 3 43 ) ( 1,154, 2 97 ) ( 234, 1 97 ) ( 212, 5 41 ) ( 176, 4 62 ) ( 1,944, 8 40 ) Net book value 67,8 26 232, 3 9 5 484, 5 4 5 - - 784, 7 6 6 6 Intangible assets Intangible assets consist of the following: Excl u si ve lice n ce agreement Software $ $ Proprietary technology Brand $ $ Tot a l $ As at January 1, 2019 Cost 50,0 00 257, 2 5 4 4 , 489, 2 9 5 883, 1 4 0 5,679, 6 8 9 Accumulated amortization ( 25,0 0 0 ) ( 118, 9 38 ) ( 1,271, 9 67 ) ( 250, 2 23 ) ( 1,666, 1 28 ) Net book value 25,0 00 138, 3 1 6 3,217, 3 2 8 632, 9 1 7 4,013, 5 6 1 Nine months ended September 30, 2019 Opening net book value 25,0 00 138, 3 1 6 3,217, 3 2 8 632, 9 1 7 4,013, 5 6 1 Addition 250, 0 0 0 - - - 250, 0 0 0 Amortization (1,875) ( 38,5 8 9 ) ( 673, 3 94 ) ( 132, 4 71 ) ( 846, 3 29 ) Closing net book value 273, 1 2 5 99,7 27 2,543, 9 3 4 500, 4 4 6 3,417, 2 3 2 As at September 30, 2019 Cost 300, 0 0 0 257, 2 5 4 4,489, 2 9 5 883, 1 4 0 5,929, 6 8 9 Accumulated amortization (26,8 7 5) (157 , 5 27) (1,945, 3 61) ( 382, 6 94) (2,512, 4 57) Net book value 273, 1 2 5 99,7 27 2,543, 9 3 4 500, 4 4 6 3,417, 2 3 2

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 The Company has a licence agreement (the licence) with Sunnybrook Health Sciences Centre (Sunnybrook), pursuant to which Sunnybrook licenses to the Company certain intellectual property . Pursuant to the licence, the Company has exclusively licenced - in rights that enable the Company to use Sunnybrook’s technology for MRI - guided trans - urethral ultrasound therapy . Under the licence, the Company is subject to various obligations, including a milestone payment of $ 250 , 000 , which was paid on August 16 , 2019 upon FDA approval . In addition, the Company has a further option to acquire rights to improvements to the relevant technology and intellectual property . If the Company fails to comply with any of its obligations or otherwise breaches this agreement, Sunnybrook may have the right to terminate the licence . 7 Right - of - use assets (6) Leas e d premi s es $ As at January 1, 2019 Cost 2,616,7 7 3 Accumulated depreciation - Net book value 2,616,7 7 3 Nine months ended September 30, 2019 Opening net book value 2,616,7 7 3 Foreign exchange ( 14,2 9 6) Depreciation ( 305, 3 8 9 ) Closing net book value 2,297,0 8 8 As at September 30, 2019 Cost 2,616,7 7 3 Accumulated depreciation ( 319, 6 8 5 ) Net book value 2,297,0 8 8 The Company leases office premises in Mississauga, Canada and Vantaa, Finland. These lease agreements are typically entered into for four to ten - year periods. 8 Provisions As s et Re v enue retir e me n t share obligatio n obligation $ $ Warranty provision Total $ $ As at January 1, 2019 49,319 1,241,6 5 7 110,3 6 0 1,401,3 3 6 Change in accounting policy for IFRS 16 (note 2) ( 49,3 1 9) - - ( 49,3 1 9) Restated balance as at January 1, 2019 - 1,241,6 5 7 110,3 6 0 1,352,0 1 7 Additions - - 67,620 67,620 Expiry - ( 1,241, 6 5 7 ) ( 28,2 1 4) ( 1,269, 8 7 1 ) Foreign exchange - - ( 7,09 6 ) ( 7,09 6 ) As at September 30, 2019 - - 142,6 7 0 142,6 7 0 Less: Current portion - - 115,7 7 6 115,7 7 6 Long - term portion - - 26,894 26,894

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 Asset retirement obligation The asset retirement obligation was related to the Company’s leasehold improvements . This amount was transferred as part of the adoption of IFRS 16 (note 2 ) . Revenue share obligation During January 2019 , the Company replaced the original co - marketing and co - selling agreement with Siemens with a new agreement . Under the new agreement, all prior financial commitments and obligations owed to Siemens are released and replaced with a non - exclusive licence resulting in a one - time fixed licence fee and a per annum payment per device interfaced to a Siemens MRI scanner . In exchange for the one - time fixed licence fee and per annum payments, the Company obtained a non - exclusive licence and reasonable support for the term of the agreement . Warranty provision The warranty provision is related to the Company’s estimate of future warranty obligations on product sales, which generally have a term of 12 to 24 months . 9 Long - term debt A summary of the long - term debt is as follows : (7) September 30, December 31, 2019 2018 $ $ CIBC loan 12,153, 6 21 11,955, 2 45 Less: Current portion 4,613,9 3 1 1,339,5 8 3 Long - term portion 7,539,6 9 0 10,615, 6 62 On July 30 , 2018 , the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total initial gross proceeds of $ 12 , 500 , 000 maturing on July 29 , 2022 with an interest rate based on prime plus 2 . 5% . The Company is required to make interest only payments until October 31 , 2019 and monthly repayments on the principal of $ 378 , 788 plus accrued interest commencing on October 31 , 2019 . All obligations of the Company under the term loan agreement are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries . The Company has the ability to draw an additional $ 6 , 250 , 000 subject to the achievement of certain financing and product development milestones . The Company has a financial covenant in relation to the CIBC loan where unrestricted cash is required to be greater than operating cash expenditures for a trailing three - month period, reported on a monthly basis . The Company is in compliance with this financial covenant as at September 30 , 2019 .

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 September 30, December 31, 2019 2018 $ $ Balance  Beginning of period 11,955, 2 45 - Proceeds received - 12,500, 0 00 Transaction costs - (930, 5 2 0 ) Interest and accretion expense 934,0 9 3 517,4 0 9 Repayment (735, 7 1 7 ) (131, 6 4 4 ) Balance  End of period 12,153, 6 21 11,955, 2 45 Less: Current portion 4,613,9 3 1 1,339,5 8 3 Long - term portion 7,539,6 9 0 10,615, 6 62 (8) In connection with this term loan agreement on July 31 , 2018 , the Company also issued 321 , 714 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of $ 0 . 97 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature . The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability . Gains and losses on the warrants are recorded within finance costs on the interim condensed consolidated statements of loss and comprehensive loss . A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued . The estimated fair value of the warrants as at September 30 , 2019 and December 31 , 2018 was $ 223 , 084 and $ 98 , 203 , respectively . The variables used to determine the fair values are as follows : September 30, 2019 December 31, 2018 Share price $0.79 $0.55 Volatility 88% 86% Expected life of warrants 3.9 years 4.6 years Risk free interest rate 1.41% 1.88% Dividend yield - - The Federal Economic Development Agency (FedDev) loan with total proceeds of $ 867 , 000 was unsecured and non - interest bearing . The final repayment of $ 563 , 550 was made on July 25 , 2018 . During the three and nine months ended September 30 , 2019 and 2018 , the Company recognized $ nil of interest and accretion expense on this loan (three and nine months ended September 30 , 2018 - $ nil and $ 90 , 775 , respectively) . The Health Technology Exchange (HTX) loans with total proceeds of $ 1 , 500 , 000 were unsecured and bore interest at 4 . 50 % per annum . The final repayment of $ 1 , 094 , 698 , including accrued interest, was made on March 31 , 2018 . During the three and nine months ended September 30 , 2019 and 2018 , the Company recognized $ nil of interest and accretion expense on these loans (three and nine months ended September 30 , 2018 - $ nil and $ 18 , 078 , respectively) .

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 On April 30 , 2015 , Profound Medical Inc . signed an agreement with Knight Therapeutics Inc . (Knight) to provide a secured loan of $ 4 , 000 , 000 (the Knight Loan) for an initial period of four years with an interest rate of 15 % per annum, with payments of interest and principal deferred until June 30 , 2017 . As part of the agreement, Knight was also granted a royalty of 0 . 5 % on net sales resulting from global sales of the Company’s products until May 20 , 2019 (the royalty) . In addition, the Company also entered into a distribution, licence and supply agreement with Knight pursuant to which Knight will act as the exclusive distributor of the Company’s product in Canada for an initial ten - year term, renewable for successive ten - year terms by either party . In connection with these arrangements, the Company issued to Knight 4 % of the common shares of the Company ( 1 , 717 , 450 common shares) . On July 25 , 2018 , the full amount of the Knight Loan, including prepayment fees, was repaid for a total payment of $ 3 , 188 , 023 . The royalty was initially recorded at fair value and was subsequently carried at amortized cost using the effective interest rate method . The initial fair value of the royalty was determined using future revenue forecasts for the term of the loan and a discount rate of 18% . During the three and nine months ended September 30 , 2019 , the Company revised the fair value of the royalty, using future revenue forecasts for the term of the loan and a discount rate of 18% , and recognized an interest accretion recovery of $ nil and $ 3 , 450 , respectively (three and nine months ended September 30 , 2018 - accretion recovery of $ 2 , 490 and $ 5 , 873 , respectively) . This liability is included within other liabilities on the interim condensed consolidated balance sheets . 10 Other liabilities (9) Knight royalty Co n t i nge nt payabl e conside r ati o n $ $ Deferred ren t T o tal $ $ As at January 1, 2019 19,653 1,255,7 4 1 292,0 5 5 1,567,4 4 9 Change in accounting policy for IFRS 16 (note 2) - - ( 292, 0 5 5 ) ( 292, 0 5 5 ) Restated balance as at January 1, 2019 19,653 1,255,7 4 1 - 1,275,3 9 4 Amounts paid ( 16,2 0 3) - - ( 16,2 0 3) Change in fair value - ( 371, 5 6 1 ) - ( 371, 5 6 1 ) Accretion recovery (note 15) ( 3,45 0 ) - - ( 3,45 0 ) As at September 30, 2019 - 884,1 8 0 - 884,1 8 0 Less: Current portion - 651,1 7 0 - 651,1 7 0 Long - term portion - 233,0 1 0 - 233,0 1 0 Knight royalty payable As part of the Knight Loan, Knight was granted a royalty of 0.5% on net sales resulting from global sales of the Company’s products until May 20, 2019.

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 Contingent consideration On July 31 , 2017 , the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR - HIFU business (Sonalleve) . The agreement includes certain contingent consideration payments payable monthly in euro tied to future revenue levels of the Sonalleve business summarized as follows :  5% of revenue between the date of acquisition and December 31, 2017;  6% of revenue during the year ending December 31, 2018;  7% of revenue during the years ending December 31, 2019 and 2020; and  if total revenues are in excess of a defined amount from the date of acquisition to December 31 , 2020 , then the Company will be required to pay 7 % of revenue from the date of acquisition to December 31 , 2019 . The contingent consideration is classified as a Level 3 financial liability within the fair value hierarchy given its fair value is estimated using the discounted value of estimated future payments . The key assumptions in valuing the contingent consideration include : estimated projected net sales ; the likelihood of certain levels being reached ; and a discount rate of 15% . Deferred rent The deferred rent obligation was related to the Company’s straight - line rent accrual for its current premises . This amount was transferred as part of the adoption of IFRS 16 (note 2 ) . 11 Lease liabilities (10) September 30, 2019 $ As at January 1, 2019 2,587,7 2 7 Repayments ( 238, 6 8 4 ) Foreign exchange ( 11,1 1 6) Interest and accretion expense 98,037 Balance  End of period 2,435,9 6 4 Less: Current portion 216,9 8 4 Long - term portion 2,218,9 8 0

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 12 Share capital Common shares The Company is authorized to issue an unlimited number of common shares. Issued and outstanding (with no par value) (11) September 30, December 31, 2019 2018 $ $ 118,527,485 (December 31, 2018 – 108,054,939) common shares 130,395,091 120,932,404 On September 20 , 2019 , the Company closed an offering, resulting in the issuance of 10 , 454 , 546 units at a price of $ 1 . 10 per unit, for gross proceeds of $ 11 , 500 , 001 ( $ 10 , 604 , 488 , net of cash transaction costs) . Each unit consisted of one common share of the Company and one - half of one warrant, with each whole warrant entitling the holder to acquire one common share at a price of $ 1 . 55 per common share until the date that is 24 months from the closing of the offering . Subsequent to the period end on October 16 , 2019 , the Company completed a consolidation (Share Consolidation) of its share capital on the basis of ten existing common shares for one new common share . As a result of the Share Consolidation, the 118 , 527 , 485 common shares issued and outstanding were consolidated to 11 , 852 , 749 common shares outstanding . The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on June 13 , 2019 . Any quantities relating to these instruments for 2018 and up to October 16 , 2019 or any per unit price such as exercise prices disclosed throughout the interim financial statements have not been retrospectively adjusted for the share consolidation except for the weighted average number of shares outstanding used in the calculation of basic and diluted EPS which have been retroactively adjusted to give effect to the share consolidation as required by IAS 33 , Earnings per share and consequently the basic and diluted loss per share for the periods presented . The effect of the share consolidation on the issued and outstanding number of common shares, stock options and warrants outstanding at September 30 , 2019 is as follows : Balance before share consolid a t i o n Balance after share consolid a t i o n Common shares 118,5 2 7,485 11,852, 7 49 Stock options 10,277, 4 29 1,027,7 4 3 Warrants 27,798, 9 87 2,779,8 9 9 Warrants As a result of the September 20, 2019 offering, 5,227,273 warrants were issued. As a result of the March 20, 2018 bought deal financing, 17,250,000 warrants were issued.

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 A summary of warrants outstanding is shown below: (12) Weig h ted Weig h ted aver a ge aver a ge remaining exerci s e cont r actual Number of pric e life warra n ts $ (ye a rs) Balance  January 1, 2019 22,571, 7 14 1.3 9 2.92 Granted 5,227,2 7 3 1.5 5 1.98 Balance  September 30, 2019 27,798, 9 87 1.4 2 2.75 The Company estimated the fair value of the warrants granted during the period using the Black - Scholes option pricing model with the following assumptions: September 20, 2019 Share price on date of issuance $1.06 Expected volatility 58% Expected life of warrants 2 years Risk - free interest rate 1.61% Dividend yield - The fair value of the warrants issued as part of the September 20, 2019 offering was $1,151,881, or $0.22 per warrant, and was recorded in contributed surplus. 13 Share - based payments Share options Compensation expense related to share options for the three and nine months ended September 30, 2019 was $594,156 and $1,050,583, respectively (three and nine months ended September 30, 2018 - $276,618 and $753,549, respectively). A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below: Weig h ted aver a ge exerci s e Number price of options $ Balance  January 1, 2019 6,244,7 7 9 1.13 Granted 4,982,4 0 0 0.92 Exercised ( 18,0 0 0) 0.30 Forfeited/expired ( 931, 7 5 0 ) 1.08 Balance  September 30, 2019 10,277, 4 29 1.04

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 The Company estimated the fair value of the share options granted during the period using the Black - Scholes option pricing model with the weighted average assumptions below . Due to the absence of Company - specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry . (13) May 15, 2019 May 16, 2019 Share price on date of issuance $0.91 $0.94 Expected volatility 82% 82% Expected life of share options 6 years 6 years Risk - free interest rate 1.59% 1.59% Dividend yield - - Number of share options issued 133,0 0 0 4,849,4 0 0 The following table summarizes information about the share options outstanding as at September 30, 2019: Weig h ted aver a ge remaining Number of cont r actual Number of Exercise price options life options $ outstanding (ye a rs) exerci s a ble 0.24 212,7 5 0 2.95 212,7 5 0 0.60 33,000 9.16 - 0.85 315,0 0 0 8.15 144,3 4 5 0.91 133,0 0 0 9.64 - 0.92 4,842,4 0 0 9.65 - 0.93 500,0 0 0 8.92 135,4 1 7 0.97 49,500 7.59 38,500 0.99 28,000 8.51 9,912 1.02 99,000 8.73 55,000 1.10 1,971,7 2 4 7.22 1,367,1 0 7 1.19 518,0 0 0 8.66 172,6 6 6 1.35 83,000 6.88 72,585 1.46 934,0 5 5 6.91 720,0 0 1 1.50 558,0 0 0 5.93 554,8 7 6 10,277, 4 29 8.42 3,483,1 5 9

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 14 Nature of expenses (14) T h ree T h ree mo n ths mo n ths ended ended Sept e mb e r Sept e mb e r 30 , 30, 2019 2018 $ $ Nine months Nine months ended ended Sept e mb e r Sept e mb e r 30 , 30, 2019 2018 $ $ Production and manufacturing costs 261,9 2 2 92,667 726,3 9 9 330,2 5 7 Salaries and benefits 2,373, 1 4 4 2,270,5 6 8 7,385,3 2 0 7,366,5 4 7 Consulting fees 1,584,1 4 6 1,215,6 5 1 3,881,9 1 1 3,767,7 3 4 Research and development expense 1,019,3 4 4 315,6 4 9 2,116,1 2 9 635,9 0 4 Sales and marketing expenses 183,6 5 1 229,1 3 0 ( 513, 3 0 4 ) 915,0 1 5 Amortization and depreciation 491,6 7 8 414,0 1 3 1,517,7 0 6 1,262,3 9 9 Share - based compensation 594,1 5 5 276,6 1 8 1,050,5 8 2 753,5 4 9 Rent 77,836 189,3 8 1 293,9 6 9 538,1 2 2 Other expenses 161,5 7 0 475,9 8 6 656,2 1 7 732,0 2 0 6,747,4 4 6 5,479,6 6 3 17,114, 9 29 16,301, 5 47 15 Finance costs T h ree T h ree mo n ths mo n ths ended ended Sept e mb e r Sept e mb e r 30 , 30, 2019 2018 $ $ Nine months Nine months ended ended Sept e mb e r Sept e mb e r 30 , 30, 2019 2018 $ $ Knight loan (note 9) - 49,158 - 465,9 0 3 Change in fair value of contingent consideration ( 162, 6 5 0 ) ( 82,4 3 0) ( 371, 5 6 1 ) ( 106, 9 7 6 ) CIBC loan (note 9) 316,5 3 4 201,8 3 1 934,0 9 3 201,8 3 1 HTX and FedDev loans (note 9) - - - 108,8 5 3 Change in fair value of derivative financial instrument (note 9) 70,661 ( 71,2 7 0) 124,8 8 1 ( 71,2 7 0) Lease liability interest expense (note 11) 30,888 - 98,037 - Royalty interest accretion recovery (note 9 and 10) - ( 2,49 0 ) ( 3,45 0 ) ( 5,87 3 ) Provisions (note 8) - 1,295 - 3,783 Foreign exchange (gain) loss 14,180 ( 14,6 2 6) 139,5 1 8 118,7 8 6 269,6 1 3 81,468 921,5 1 8 715,0 3 7

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 16 Loss per share The following table shows the calculation of basic and diluted loss per share: (15) T h ree T h ree mo n ths months Nine months Nine months ended ended ended ended Sept e mb e r September September September 30, 30, 30, 30, 2019 2018 2019 2018 Net loss for the period $6,269, 9 04 $5,134, 9 66 $15,0 4 0,724 $15,9 0 4,180 Weighted average number of common shares 10,922, 1 79 10,804, 4 66 10,844, 6 13 9,781,4 5 0 Basic and diluted loss per share $0.57 $0.48 $1.39 $1.63 For the periods noted above, the computation of diluted loss per share is equal to the basic loss per share due to the anti - dilutive effect of the share options and warrants . The weighted average number of common shares outstanding for all periods presented in the consolidated statements of loss and comprehensive loss have been adjusted in order to reflect the Share Consolidation that took place on the basis of ten existing common shares for one new common share on October 16 , 2019 . Of the 10 , 277 , 429 (September 30 , 2018 – 6 , 222 , 779 ) share options and 27 , 798 , 987 (September 30 , 2018 – 22 , 571 , 714 ) warrants not included in the calculation of diluted loss per share for the period ended September 30 , 2019 , 31 , 282 , 146 (September 30 , 2018 – 24 , 742 , 332 ) were exercisable . The number of share options and warrants has not been updated to reflect the effects of the Share Consolidation . 17 Related party transactions Key management includes the Company’s directors and senior management team . The remuneration of directors and the senior management team was as follows : Three months Three months ended ended September 30, September 30, 2019 2018 $ $ Nine months Nine months ended ended September 30, September 30, 2019 2018 $ $ Salaries and employee benefits 315,2 5 8 417,5 8 5 1,012,1 0 6 1,326,4 3 7 Termination benefits - - - 114,7 5 0 Directors’ fees 29,375 35,600 104,3 7 5 75,632 Share - based compensation 426,8 4 9 257,1 5 3 799,0 1 9 658,7 4 9 771,4 8 2 710,3 3 8 1,915,5 0 0 2,175,5 6 8 Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 18 Segment reporting The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease . The Company is managed geographically in Canada, Germany and Finland . For the three - month period ended September 30 , 2019 : (16) Can a da Ge r many Finlan d T o tal $ $ $ $ Revenue Product 41,646 486,9 3 2 - 528,5 7 8 Services 66,954 86,692 - 153,6 4 6 108,6 0 0 573,6 2 4 - 682,2 2 4 Cost of sales 31,400 363,6 0 1 - 395,0 0 1 Gross profit 77,200 210,0 2 3 - 287,2 2 3 Operating expenses Research and development 2,688,5 4 9 - 736,0 3 6 3,424,5 8 5 General and administrative 1,940,7 5 2 - 113,3 4 7 2,054,0 9 9 Selling and distribution 467,4 6 3 388,8 4 8 17,450 873,7 6 1 Total operating expense 5,096,7 6 4 388,8 4 8 866,8 3 3 6,352,4 4 5 Operating loss 5,019,5 6 4 178,8 2 5 866,8 3 3 6,065,2 2 2 Net finance costs 164,9 8 2 Loss for the period before income taxes 6,230,2 0 4 For the nine - month period ended September 30, 2019: Can a da Ge r many Finlan d T o tal $ $ $ $ Revenue Product 1,330,7 7 7 1,011,4 2 2 - 2,342,1 9 9 Services 98,722 291,2 0 0 - 389,9 2 2 1,429,4 9 9 1,302,6 2 2 - 2,732,1 2 1 Cost of sales 246,5 4 0 925,8 8 3 - 1,172,4 2 3 Gross profit 1,182,9 5 9 376,7 3 9 - 1,559,6 9 8 Operating expenses Research and development 7,132,7 6 5 - 2,155,9 2 1 9,288,6 8 6 General and administrative 4,849,1 6 3 - 305,3 7 2 5,154,5 3 5 Selling and distribution 134,8 7 2 1,178,2 9 7 186,1 1 6 1,499,2 8 5 Total operating expense 12,116, 8 00 1,178,2 9 7 2,647,4 0 9 15,942, 5 06 Operating loss 10,933, 8 41 801,5 5 8 2,647,4 0 9 14,382, 8 08 Net finance costs 564,2 1 6 Loss for the period before income taxes 14,947, 0 24

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 For the three - month period ended September 30, 2018: (17) Can a da Ge r many Finlan d T o tal $ $ $ $ Revenue Product - 249,5 4 8 - 249,5 4 8 Services 12,204 41,912 - 54,116 12,204 291,4 6 0 - 303,6 6 4 Cost of sales - 240,6 8 6 - 240,6 8 6 Gross profit 12,204 50,774 - 62,978 Operating expenses Research and development 1,916,1 7 9 - 661,2 0 6 2,577,3 8 5 General and administrative 1,577,9 1 7 - 187,6 2 3 1,765,5 4 0 Selling and distribution 514,6 0 3 356,3 2 8 25,121 896,0 5 2 Total operating expense 4,008,6 9 9 356,3 2 8 873,9 5 0 5,238,9 7 7 Operating loss 3,996,4 9 5 305,5 5 4 873,9 5 0 5,175,9 9 9 Net finance costs ( 73,7 3 3) Loss for the period before income taxes 5,102,2 6 6 For the nine - month period ended September 30, 2018: Can a da Ge r many Finlan d T o tal $ $ $ $ Revenue Product - 792,9 7 3 - 792,9 7 3 Services 24,323 76,046 - 100,3 6 9 24,323 869,0 1 9 - 893,3 4 2 Cost of sales - 598,0 2 0 - 598,0 2 0 Gross profit 24,323 270,9 9 9 - 295,3 2 2 Operating expenses Research and development 5,751,4 9 0 - 1,690,5 8 5 7,442,0 7 5 General and administrative 4,937,1 1 2 - 368,1 6 1 5,305,2 7 3 Selling and distribution 1,518,2 0 1 1,082,6 5 2 355,3 2 6 2,956,1 7 9 Total operating expense 12,206, 8 03 1,082,6 5 2 2,414,0 7 2 15,703, 5 27 Operating loss 12,182, 4 80 811,6 5 3 2,414,0 7 2 15,408, 2 05 Net finance costs 402,6 7 5 Loss for the period before income taxes 15,810, 8 80

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2019 Other financial information by segment as at September 30, 2019: (18) Can a da Ge r many $ $ Finlan d T o tal $ $ Total assets 39,592, 1 53 653,2 3 1 2,670,0 2 4 42,915, 4 08 Goodwill and intangible assets 6,826,3 9 7 - - 6,826,3 9 7 Property and equipment 613,7 8 8 - 170,9 7 8 784,7 6 6 Right - of - use assets 2,053,7 5 3 - 243,3 3 5 2,297,0 8 8 Amortization of intangible assets 846,3 2 9 - - 846,3 2 9 Depreciation of property and equipment 183,5 0 8 267 181,8 2 9 365,6 0 4 Depreciation of right - of - use asset 220,0 4 6 - 85,343 305,3 8 9 Other financial information by segment as at December 31, 2018: Can a da Ge r many $ $ Finlan d T o tal $ $ Total assets 42,437, 6 91 1,093,1 8 4 3,018,9 9 7 46,549, 8 72 Goodwill and intangible assets 7,422,7 2 6 - - 7,422,7 2 6 Property and equipment 797,2 9 6 266 409,7 9 5 1,207,3 5 7 Amortization of intangible assets 1,128,4 3 7 - - 1,128,4 3 7 Depreciation of property and equipment 296,0 9 3 3,100 246,8 0 8 546,0 0 1